

Mail Stop 3561   April 13, 2016

Teoh Kooi Sooi
Chief Executive Officer
Bosy Holdings Corp.
Unit Room 7C, World Trust Tower Building
50 Stanley Street, Central, Hong Kong

     Re: **Bosy Holdings Corp.**
             Amendment No. 3 to
             Registration Statement on Form S-1
             Filed March 30, 2016
             File No. 333-208978

Dear Mr. Teoh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2016 letter.

Report of Independent Registered Public Accounting Firm

1. In your response dated March 18, 2016, you assert that there was no acquisition that was ever consummated between Falcon CPA and Weld Asia Associates. We have found several articles that reference the successful merger of Weld Asia and Falcon CPA in March, 2012. We also note Greenpro Capital's website lists only three accounting and audit firms under their "Useful Links" tab, Falcon CPA, Weld Asia CPA (HK) Ltd, and Weld Asia Associates. Further, you state that Falcon CPA owned 3.33% of Falcon Secretaries until July 29, 2015, which is during the period audited by Weld Asia. In addition, you state that Greenpro Capital, an entity owned in part by Mr. Loke (35.9%) and Mr. Chen (4%), currently owns 100% of Falcon Secretaries. Finally, you state in

your response that Mr. Loke currently owns 100% of Falcon CPA, which appears to indicate that Mr. Loke owns 100% of Weld Asia. Please clarify how Weld Asia CPA (HK) Ltd and Weld Asia Associates are related, and whether Mr. Loke, Greenpro Capital, Mr. Chen and Falcon CPA have now or have ever, either directly or indirectly, had any ownership, financial interest or any other involvement with Weld Asia CPA (HK) Ltd. If any of the parties has had any involvement, please provide a full description of the involvement including the name, type of involvement, and applicable date(s).

You may contact Amy Geddes at (202) 551-3304 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Benjamin L. Bunker, Esq.